FOR IMMEDIATE RELEASE	TSX: SLW
October 31, 2013	NYSE: SLW

SILVER WHEATON PROVIDES UPDATE ON PASCUA-LAMA AND
EXTENDS BARRICK SILVER STREAM AGREEMENTS

Vancouver, British Columbia - Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) today provides an update and announces an amendment to the silver streaming agreement with Barrick Gold Corporation (“Barrick”) regarding the Pascua-Lama project.

As stated in Barrick’s Third Quarter Financials news release dated October 31, 2013:

"Barrick has decided to temporarily suspend construction activities at Pascua-Lama, except those required for environmental protection and regulatory compliance… The decision to re-start will depend on improved project economics such as go-forward costs, the outlook for metal prices, and reduced uncertainty associated with legal and other regulatory requirements.”

“The ramp down will be carried out in a way that allows for an efficient and effective re-start when conditions warrant.  In the meantime, the company will update and refine capital cost estimates and stage the project’s remaining development into distinct phases with specific work programs, budgets and objectives. This staged approach will also facilitate more efficient planning and execution, more effective capital deployment, and improved cost control. The company will also continue to explore further opportunities to improve the project’s risk-adjusted returns, such as strategic partnerships and royalty or other income streaming agreements. Most importantly, Barrick’s decision will maintain the option value of this major world class resource and its potential to generate significant cash flows during its 25 year mine life and beyond.”

In Silver Wheaton’s original contract with Barrick, throughout 2014 and 2015 Silver Wheaton will be entitled to silver production from three of Barrick’s currently producing mines, the Lagunas Norte, Pierina, and Veladero mines (collectively “Barrick’s Other Mines”), to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion test.

As part of the newly revised agreement with Barrick, Silver Wheaton will now be entitled to the production from Barrick’s Other Mines for an additional year (until the end of 2016) to the extent of any production shortfall at Pascua Lama.

The original contract with Barrick provided Silver Wheaton with a completion test, requiring Barrick to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015. Silver Wheaton amended the contract earlier this year, as noted in Silver Wheaton’s July 1, 2013 news release, to extend the completion test deadline by one year. Given the developments announced today by Barrick and the extra year of silver production to be received from Barrick’s Other Mines, Silver Wheaton has agreed to extend the completion test deadline an additional year to December 31, 2017. According to the silver purchase agreement, if the requirements of the completion test have not been satisfied by the amended completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for any silver delivered up to that date.

“We see Barrick’s decision to suspend operations until they have full access to the Pascua- Lama site as a fiscally prudent approach, which under the current circumstances, should enhance the project’s capital efficiency and improve the project’s economics going forward,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “While we would like to see more certainty regarding Pascua Lama, we view the additional year of silver revenue from three of Barrick’s other mines as adequate compensation to justify extending the outside completion test date by a year. Pascua-Lama is a world class gold and silver project, and we are encouraged by Barrick’s approach to ensure better cost containment and continued investment to address social, environmental and regulatory obligations, as we view this strategy as crucial for the project moving forward. We look forward to continuing to work with Barrick.”

Silver Wheaton is currently reviewing its 2017 production forecast. Production for 2013 is still expected to exceed 33.5 million silver equivalent ounces.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com